Exhibit 3.11
CERTIFICATE OF FORMATION
OF
JS ACQUISITION LLC
          This Certificate of Formation of JS Acquisition LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.
1.	The name of the Company is JS Acquisition LLC.

2.	The name and address of the registered agent of the Company shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

3.	The address of the registered office of the Company in Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.
          IN WITNESS WHEREOF, the undersigned, an authorized person or agent or attorney-in-fact of the Company, has caused this Certificate of Formation to be duly executed as of the 4th day of January, 2007.

/s/ John W. McCarver
John W. McCarver
Authorized Person